UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 26, 2006
Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China


      Re:	Puda Coal, Inc.
		Amendment No. 3 to Registration Statement on Form SB-2
      Filed May 31, 2006
		File No. 333-130380


Dear Mr. Ming:

      We have reviewed your response letter dated May 31, 2006, and the amended filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2/A-3 filed May 31, 2006

Plan of Distribution, page 39

1. We note your statement that "[t]he Selling Security Holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be `underwriters`." Please revise to make this disclosure consistent with your revisions to the footnotes in the Selling Security Holders table. State that the selling security holders who are identified as broker-dealers are, rather than
"may be deemed," underwriters, unless any such selling security holder received the securities as compensation for investment banking services. Likewise, state that the selling security holders who are identified as affiliates of broker-dealers are, rather than "may be deemed," underwriters, unless they purchased the securities in the ordinary course of business and had no plans or understandings with any party to distribute the securities.

Management`s Discussion and Analysis or Plan of Operation, page 69

Liquidity and Capital Resources, page 71

2. We note the statement that "[n]et cash provided by operating activities was $5,635,000 in the three months ended March 31, 2006, compared to $621,000 in the three months ended March 31, 2005....
This
was primarily due to the increase in net income." This statement appears to be inconsistent with your disclosure regarding net loss for the three months ended March 31, 2006. Please revise.

3. Expand your disclosure to quantify each of the factors to which you attribute the increase in net cash.

Financial Statements

4. We note that you have changed the accounting for your convertible notes and warrants. We have reviewed your responses to prior comment numbers 13 through 16 and the amendment to your financial statements for the period ended December 31, 2005. As a result of the error in your previously issued financial statements, you are required to comply with Rule 3-03(c) of Regulation S-X and paragraph 25 of SFAS
154. Additionally, please refer to this information as restated. Please revise your presentation accordingly.

5. With respect to the Independent Auditors` Report, please ensure that the report includes an explanatory paragraph concerning the restatement, as required by AU 420.12 and paragraph 2 of AS 1.




2. Summary of Significant Accounting Policies, page F-11

(a) Basis of Presentation and Consolidation

6. We have reviewed your response to prior comment number two in our letter dated May 9, 2006 and do not believe you have addressed the issues raised in our comment. Accordingly, the comment has been reissued in its entirety below.

7. We have given further consideration to your response to our prior comment number 24 and have consulted with our Division`s Chief
Accountants Office regarding your consolidation policy with respect to
Puda, BVI, Putai and Shanxi Coal. Based on your responses, please address the following additional items.

* We are unable to agree with your conclusion that an analysis under
FIN 46(R) is not applicable because you decided to consolidate under
Rule 3A-02 of Regulation S-X. To support your current consolidation policy, please provide a comprehensive FIN 46(R) analysis that addresses all relationships between Puda Coal, Inc. and its consolidated subsidiaries, including Puda, BVI, Putai and Shanxi Coal.
In this regard, we would expect your analysis to address and cite the key terms and sections of the applicable contractual arrangements to support your overall primary beneficiary assessment and variable interest entity determinations.

* If you determine from your FIN 46(R) analysis prepared in response to the first bullet point above that none of your consolidated entities represent a variable interest entity or that you are not the primary beneficiary of any variable interest entities identified, please provide a more comprehensive analysis that supports your consolidation of Shanxi Coal under the guidance contemplated by EITF
97-2.

* Similarly, please provide a FIN 46(R) and/or EITF 97-2 analysis, as applicable, of Jucai Coal with respect to Shanxi Coal`s relationship with this supplier under the preferred supply arrangement.

* Please tell us whether or not you consider Zhao Ming and Zhao Yao to be a control group. In this regard, we believe that if the aggregate ownership of the qualifying members of an immediate family constitutes control, this group of shareholders is presumed to function as a control group. We also believe that if a group of shareholders are contractually bound by a pre-existing written agreement to vote as a single unit a majority of the voting shares of an entity constitutes a control group.

* Please indicate whether or not you expect Zhao Ming and Zhao Yao to retain their current ownership control over the entities under Puda
Coal, Inc. Please note that in consideration of future control, we would expect you to consider the shares that will be acquired through conversion of the convertible promissory notes and related warrants.

* Please provide a detailed explanation to describe your methodology for consolidating Shanxi Coal. Please also address why you have not reported any minority interest in the equity of Shanxi Coal.

		Please contact us at your earliest convenience to schedule a teleconference to discuss.

11. Convertible Notes and Related Warrants, page F-20

8. Please add additional disclosure to clearly indicate the pertinent and key terms of the convertible notes and warrants. Without limitation, please specify that the conversion price on the debt can be reset if the Company issues securities in the future at a value less than the conversion price.

9. Expand your disclosure to identify the assumptions used in your preparation of the valuations for the conversion feature and warrants.
Please explain to us, in detail, how you determined that the fair value of the warrants and conversion feature greatly exceed the debt`s notional amount of $12,500,000. In this regard, we note that you valued the warrants at $48,250,000 and the conversion feature at $52,250,000.

10. We note your statement that you are required "to bifurcate and separately account for the conversion feature and warrants as embedded derivatives contained in the Company`s convertible notes." In this regard, please revise your disclosure, where applicable throughout your filing, to indicate, if true, that the warrants are freestanding derivative financial instruments, as outlined in paragraphs 2 and 3 of
EITF 00-19.

11. Please disclose, if true, that you use the effective interest method to amortize any discount or disclose the method you use that approximates the effective interest method. In this regard, it appears that the effective interest method is appropriate given that you are required to make monthly interest payments in cash.

12. Please confirm, if true, that you performed a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any additional provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133 or otherwise advise.

19. Basic and Diluted Weighted Average Number of Shares, page F-27

13. Please tell us how you determined the amount of additional common shares that would have been outstanding if the dilutive potential common shares under the convertible notes and warrants had been issued during the fiscal year ended December 31, 2005.


* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director


cc: 	J. Gabel (via facsimile)
      J. Davis
      J. Goeken
      C. Moncada-Terry


Mr. Zhao Ming
Puda Coal, Inc.
June 26, 2006
Page 6